UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 9)


COURIER CORPORATION


COMMON STOCK

Cusip Number: 222660102


 December 31, 2000
(Date of Event which Requires Filing of this Statement)

{x} Rule 13d-1(b)

CUSIP NO. 222660102			13G

1. 	The Killen Group, Inc.
	IRS#23-2213851

2. 	Not applicable.

3. 	SEC Use only

4. 	Incorporated in the Commonwealth of Pennsylvania

Number of		5.	Sole Voting Power		78,415
Shares
Beneficially	6.	Share Voting Power
Owned by
Each			7.	Sole Dispositive Power	136,493
Reporting
Person		8.	Shared Dispositive Power
With

9. Aggregate Amount Beneficially Owned By Each Reporting Person
		136,493

10. Not applicable

11.	Percent of Class Represented By Amount in Row 9
		4.2%

12. Type of Reporting Person*
		IA

CUSIP NO.	222660102		13G

Item 1.
(a) The Issuer is Courier Corp.
(b) The Issuers Principal Offices Are Located At

		15 Wellman Ave.
		North Chelmsford, MA 01863

Item 2.
	The Killen Group, Inc.
(a) The Killen Group, Inc is a person filing this report.
(b) The Killen Group's Address is 1189 Lancaster Avenue,
Berwyn, PA 19312
(c) The Killen Group is a corporation incorporated under the laws of the Commonwealth of
		Pennsylvania
(d) This filing pertains to the common stock of the Issuer
(e) The CUSIP number for the common stock is 222660102

Item 3.
The Killen Group, Inc. is an Investment Advisor registered under section 203 of the Investment Advisor Act of 1940.

Item 4. Not applicable

Item 5. This statement is being filed to report the fact that The Killen Group, Inc. has ceased to be a beneficial owner of more than 5% of the Issuer's securities.

Item 6. Not Applicable.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10.

CUSIP NO. 222660102

Item 10.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer over such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

Date: February 13, 2001
The Killen Group, Inc.


_____________________________
Robert E. Killen, Chairman & CEO